September 6, 2023

VIA EDGAR

Claudia Rios

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Re: Phoenix Capital Group Holdings, LLC

Post-Qualification Amendment No. 4 to Form 1-A

Filed August 9, 2023

File No. 024-11723

Dear Ms. Rios:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 19, 2023 (the “Comment Letter”) to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on August 9, 2023 (“Amendment No. 4”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. Page references contained herein refer to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on September 6, 2023 (“Amendment No. 5”), concurrently with the filing of this letter.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer.

Post-Qualification Amendment No. 4 to Form 1-A filed August 9, 2023

Ranking, page 6

1.

We note your supplemental response to prior comment 4 and your disclosure at page 6 and elsewhere in the offering circular regarding numerous prior offerings. Please consider whether an explanatory chart or other graphic presentation may illustrate more clearly the timing, terms, amounts, and relative rank of your various securities offerings. Also, please ensure that your naming conventions allow investors to tie your disclosure in Part II to the information provided under “Unregistered Securities Issued” in Item 6 of Part I. It is important that investors are able to understand your capital structure, including your history of unregistered issuance of unsecured debt.

Issuer’s Response:

In response to the Staff’s comment, please see the table on page 10 of Amendment No. 5, the Company Structure Chart on page 35 of Amendment No. 5, and the Issuer’s revised disclosure on such pages and elsewhere in Amendment No. 4 making reference to such charts. The Issuer has also attempted to tie the naming conventions to Part I; however, the Issuer notes that Part I is a fillable form with limited characters permitted in any field, including under “Unregistered Securities Issued” and the related subfields. As a result, the Issuer has been forced to abbreviate certain information in order to make it fit into the form. The Issuer also notes that Item 6 of Part I requires disclosure of the Issuer’s unregistered securities issued within the last

T. RHYS JAMES | Member

rjames@kv-legal.com | p 804.823.4041 | f 804.823.4099

Securities and Exchange Commission

September 6, 2023

12 months, while the Issuer believes that the material disclosure in Part II is the amount of such securities outstanding. Resultingly, the classes, numbers and amounts of securities sold in the last 12 months as set forth in Part I will not match up with the amounts outstanding set forth in the chart on page __ of Amendment No. 5 and elsewhere in Part II because (i) the Issuer sold certain unregistered securities prior to the date that is 12 months prior to the date of Amendment No. 5 that remain outstanding and (ii) the Issuer has repaid at maturity and otherwise redeemed or prepaid certain unregistered securities sold in the last 12 months prior to the date of Amendment No. 5. Therefore, to the extent the Issuer’s Private Placement Memorandum or other offering materials contain material terms of the Regulation A Offering of Bonds within the meaning of Rule 152(a)(2), the Issuer believes that it will have complied with the offering circular delivery requirements of Regulation A. In addition, the unsecured bonds sold in the New 506(c) Offering thus far were sold solely to accredited investors for whom the Issuer took reasonable steps to verify their status as accredited investors. The Issuer intends for all subsequent sales of unsecured bonds in the New 506(c) Offering to comply with the requirements of Rule 506(c).

In addition, the Issuer notes that it terminated its Fourth 506(c) Offering (as such term was defined in the Issuer’s response letter dated as of June 26, 2023) prior to the launch of a new offering of up to $750,000,000 of unsecured bonds, ranging in maturity from 1-6 years and interest rate from 9-13% (the “New 506(c) Offering”) on August 29, 2023. The New 506(c) is being marketed in the same manner as the Fourth 506(c) Offering, and its Private Placement Memorandum contains links to the Issuer’s EDGAR landing page as well as a page on the Issuer’s website where the most recent offering circular for the Issuer’s Regulation A offering may be accessed. Resultingly, the Issuer believes that the New 506(c) Offering should not be integrated with any of the Issuer’s prior offerings pursuant to Regulation D, or its Regulation A offering, pursuant to Rule 152.

Phoenix Operating, page 33

2.

We note your disclosure at page 50 that you have contributed $970,000 to PhoenixOp. We also note that you intend to make additional capital contributions to PhoenixOp to finance its operations. Please disclose the anticipated amount of the intended additional contribution and whether all or some of the contribution will be made from the proceeds of this offering and/or proceeds of the loan to be provided by Phoenix Capital Group Holdings I. Please revise your Use of Proceeds accordingly. If PhoenixOp intends to pursue other financing, please disclose when and how that financings is expected to occur given that PhoenixOps will begin operations in September 2023.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure at page 22 and throughout the Amendment No. 5.

3.

We note your disclosure that you have agreed to grant certain minority, non-voting interests to PhoenixOps employees. However, it remains unclear whether the grant has occurred and, if so, to whom it was made and what, if any, consideration was paid. In addition, the terms of the interests granted, including whether they include direct interests in Phoenix Capital Group I or PhoenixOps, are not disclosed. Please revise accordingly and file any related material agreements. Lastly, please revise the beneficial ownership table at page 46 to reflect the grants, and the related party transaction disclosures at page 50, as necessary.

Issuer’s Response:

The Issuer has revised its disclosure on pages 5 and 36 of Amendment No. 5 to clarify that the minority, non-voting interests referenced are interests in PhoenixOp, not in the Issuer, Phoenix Capital Group Holdings I or any other entity. The Issuer has further updated the disclosure to reflect that these interests were granted as compensation, and not for any monetary consideration, to such employees of PhoenixOp for their service to PhoenixOp. As disclosed, employee interests in PhoenixOp aggregate to a total of 14% of the aggregate membership interests in PhoenixOp, with no single employee owning in excess of 2.5% of the membership interests of PhoenixOp, and no employee holding such interests having any voting power in PhoenixOp.

Securities and Exchange Commission

September 6, 2023

The membership interests granted to PhoenixOp’s employees are not beneficial interests in the Issuer, solely in PhoenixOp, and, resultingly, do not affect the Issuer’s table of beneficial interest. None of the grantees of the PhoenixOp interests are persons of the type listed in Item 13(a)(1) – (5) of Form 1-A, and, therefore, we have not treated the grant of the PhoenixOp interests as a related party transaction.

General

4.

Please revise this post-qualification amendment, as necessary, to reflect applicable revisions made in response to our comments to the offering statement on Form 1-A that was filed by Phoenix Capital Group Holdings I, LLC on August 11, 2023.

Issuer’s Response:

In response to the Staff’s comment, the Issuer has made such applicable revisions in Amendment No. 5.

5.	We note that you have updated your maximum offering amount. Please supplementally show how you calculated the new offering amount.

Issuer’s Response:

The Issuer has updated its maximum offering amount to $22,579,000. Rule 251(a)(2) of Regulation A provides that, with respect to an issuer of securities relying on the exemption provided by Tier 2 of Regulation A, the sum of the issuer’s aggregate offering price plus its aggregate sales made under Regulation A in the prior twelve months may not exceed $75,000,000. The Issuer has filed Amendment No. 5 to “add back” the securities sold on or prior to August 31, 2022, which date is more than one year prior to the filing of Amendment No. 5. The aggregate amount of Bonds sold through and including August 31, 2022 was $22,566,000. The Issuer has sold an aggregate amount of Bonds in the offering of $74,987,000, leaving a remainder of $13,000. Therefore, the maximum amount available for the Issuer to sell under Regulation A is the sum of $22,566,000 and $13,000, which equals $22,579,000.

Please feel free to contact me at (804) 823-4041 for any questions or comments related to this letter.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:	Lindsey Wilson

Curtis Allen